United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
December 2008
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One)  Form 20-F ☑  Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One)  Yes ☐  No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One)  Yes ☐  No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One)  Yes ☐  No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-                    .)

TABLE OF CONTENTS

Press Release
Signature Page
Vale to acquire exploration assets in the African copperbelt
Rio de Janeiro, December 16, 2008 — Companhia Vale do Rio Doce (Vale) announces that it has entered into a definitive arrangement agreement with African Rainbow Minerals Limited (ARM) and its 65%-owned subsidiary TEAL Exploration & Mining Incorporated (TEAL) for transactions through which Vale will acquire a 50% interest in a joint venture company which will own TEAL’s subsidiaries for CAD$ 81 million, enhancing Vale’s strategic growth options in the copper business in Africa.
About ARM
ARM is a niche, diversified South African mining company with operating assets in multiple commodities. ARM in its current form was created in May 2004, to explore, develop, operate and hold significant interests in the South and Southern African mining industry. It has five areas of interest: (a) ferrous metals, involving iron ore and manganese; (b) platinum group metals and nickel; (c) coal; (d) gold; and (e) copper, cobalt and other base metals outside of South Africa.
An integral part of ARM’s business is the forging of partnerships with key players in the commodity sectors to ensure that ARM is at the forefront of technological development and global practices and has access to key markets and to value-generating growth opportunities.
ARM has significant know-how of doing mining business in Africa and a history of successfully working side-by-side with global mining companies.
About TEAL
ARM’s exploration and development activities outside South Africa are managed by its 65%-owned subsidiary TEAL, which is listed on the Toronto Stock Exchange (TSX:TL) and Johannesburg Stock Exchange (JSE:TEL). TEAL is the holding company of a group of exploration and mineral companies with development projects and exploration areas in the Democratic Republic of Congo (DRC), Mozambique, Namibia, and Zambia.
TEAL has three copper projects in feasibility and approval stages located in the African copperbelt, the most promising region in the world for high grade copper deposits: (a) Konkola North, estimated to be the second-largest known resource in the Zambian copperbelt; (b) Kalumines, a producing copper-cobalt mine in the DRC where it intends to build a large mining operation with additional known shallow deposits with high expected copper-cobalt grades; and (c) Mwambashi in Zambia. Together these projects could represent a nominal production capacity of 65,000 metric tons of copper per year in the next few years.
Additionally, TEAL has an extensive and highly prospective copper exploration portfolio, which indicates a potential for more than 300 million metric tons of high grade ore (> 1.5% Cu), mainly in DRC and Zambia.
In the first nine months of 2008, TEAL’s revenues amounted to US$ 18 million and its net debt was US$ 81 million as of September 30, 2008.

About the arrangement
Under the terms of the arrangement agreement, through a series of steps, Vale will acquire a 50% interest in TEAL’s subsidiaries for CAD$ 81 million. The result will be to take TEAL private at a price of CAD$3.00 in cash per TEAL share. TEAL’s 52-week price trading range is CAD$ 0.18 — 5.02 at the date of this announcement and its average daily trading volume is CAD$ 33,369 in 2008 YTD.
Following completion of these transactions, TEAL’s subsidiaries will be indirectly owned by a 50:50 joint venture between Vale and ARM.
The going private transaction for TEAL will be implemented by way of a court-approved plan of arrangement under the laws of Canada’s Yukon Territory.
The transactions have been approved unanimously by the board of directors of TEAL following the presentation of the report and favourable, unanimous recommendation of a special committee of independent directors. In doing so, TEAL’s board of directors determined that the arrangement is fair to TEAL’s shareholders and in the best interests of TEAL and authorized the submission of the arrangement to TEAL’s shareholders for their approval at a special shareholders’ meeting to be held in February, 2009 and recommended to TEAL’s shareholders that they vote in favour of the transactions.
To be implemented, the arrangement will require approval by two-thirds of the votes cast by holders of TEAL’s shares. The arrangement also will require approval by a simple majority of the votes cast by holders of TEAL shares, other than ARM and its “related parties”, and other “interested parties” and “joint actors”. In addition, the arrangement will require approval by the Yukon Court. The transaction also will be subject to certain other customary conditions, including receipt of a limited number of regulatory approvals. The transaction is not subject to any financing condition.
It is anticipated that the transactions, if approved by TEAL’s shareholders, will be completed by end of the first quarter of 2009.
Strategic goals
Investment in the copper business is an important part of Vale’s growth strategy. We already operate a copper mine in Brazil, Sossego, and have copper production associated with our nickel operations in Canada. Currently, Vale is developing two copper projects: Salobo, in the mineral province of Carajás, Brazil, and Tres Valles, in Chile. Currently, we are studying several options that could enable us to reach an annual production capacity of one million metric tons over the next five to seven years. In addition, Vale is developing mineral exploration efforts in South America, Africa and Asia.
We expect the transactions to add significant value to our shareholders over the medium to long term, since this new joint venture enhances our global copper growth platform and contributes to the diversification of the asset portfolio, providing simultaneously geographic diversification into a region with the highest potential for mineral exploration in the world, the African copperbelt.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: December 16, 2008	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations